FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER

                 Pursuant to Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934

               Notice of Annual Meeting and Record Date
                  Canadian National Railway Company
               ----------------------------------------
           (Translation of registrant's name into English)

  935 de La Gauchetiere Street West, Montreal, Quebec, Canada H3B 2M9
    --------------------------------------------------------------

                (Address of principal executive office)

[Indicate       by check mark whether the registrant files or will file annual reports cover Form 20-F or Form 40-F]


                    Form 20-F ____ Form 40-F ___X__
                                                -




[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                          Yes _____ No __X__
                                         -



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Canadian National Railway Company
                                        (Registrant)

                                   /s/  Brigitte K. Catellier
                                   Senior Corporate Counsel and
                                   Associate Secretary


February 11, 2002

                        Canadien National                   Canadian National

                        Brigitte K. Catellier            Brigitte K. Catellier
                   Avocate generale principale et    Senior General Counsel and
                        secretaire associee               Associate Secretary

                   935, de La Gauchetiere ouest      935 de La Gauchetiere West
                   Montreal (Quebec) Canada          Montreal, Quebec, Canada
                   H3B 2M9                           H3B 2M9
                   Telephone:   (514) 399-6569       Telephone:  (514) 399-6569
                   Telecopieur: (514) 399-3779       Facsimille: (514) 399-3779



                                            February 11, 2002



To:      The Depository Trust Company
         Corporations Directorate

         New York Stock Exchange

         Registrar of Securities
         United States Securities and Exchange Commission


Subject:  CANADIAN NATIONAL RAILWAY COMPANY


Dear Madam, Sir:

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.    Record Date                           :     March 11, 2002
2.    Meeting Date                          :     April 16, 2002
3.    Place of Meeting                      :     Halifax, Nova Scotia
4.    Meeting Type                          :     Annual
5.    Security Description of Voting Issue  :     Common Shares
6.    CUSIP Number                          :     136375102

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.


                                          Yours truly,



                                    /s/ Brigitte K. Catellier
                                        Senior Corporate Counsel and
                                        Associate Secretary